Exhibit 99.1

Contact: Gilad Yehudai CFO (972) 77-774-5060 GiladY@radcom.com

FOR IMMEDIATE RELEASE

RADCOM SIGNS $3.5M PIPE TRANSACTION

TEL-AVIV, Israel – April 29, 2013 – Radcom Ltd. (NASDAQ: RDCM) ("Radcom") today announced that it has signed a definitive agreement with investors regarding a private placement transaction (PIPE), subject to certain customary conditions.

According to the terms of the definitive agreement, Radcom will issue ordinary shares to the investors at an aggregate purchase price of approximately $3.5 million, with a price per share based on the average closing price of Radcom’s ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the execution date of the definitive agreement, less a discount of 12%. The investors will also be granted warrants to purchase one ordinary share for every three ordinary shares that they purchase in the transaction. The exercise price of the warrants will be equal to the purchase price per share to be paid in the transaction plus 25%, and they will be exercisable for a period of three years from the date of issuance. In addition, Radcom has agreed to register with the U.S. Securities and Exchange Commission the resale of the shares and the shares underlying the warrants.

One of the investors in the PIPE is Mr. Zohar Zisapel, the Company’s Chairman, who may be deemed a controlling shareholder of the Company, and who will invest through entities controlled by him. Subject to the approval of Radcom’s shareholders, Mr. Zisapel will invest  approximately $1.1 million. Pursuant to the requirements of Israeli law for transactions with controlling shareholders, and the Nasdaq Listing Rules for issuances above 20%, in order to approve Mr. Zisapel's participation in the transaction, Radcom plans to call a special meeting of shareholders to be held at the offices of Radcom at 24 Raoul Wallenberg Street, Tel Aviv, Israel. Pursuant to Israeli law, the approval of the participation of Mr. Zisapel in the transaction requires a special majority of Radcom's shareholders (the affirmative vote of the holders of a majority of the voting power of Radcom present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of Radcom's outstanding ordinary shares), at the meeting.

Commenting on the news, Mr. Gilad Yehudai, Chief Financial Officer of Radcom, said, “We are pleased to receive this additional vote of confidence from both new and current investors, a testament to our progress that is in line with a turnaround plan aimed at delivering strong top-line and bottom-line growth in 2013. The investment will enable us to take full advantage of favorable market condtions while maintaining our level of expenses, and to create shareholder value as we take the Company to the next level.”

About Radcom

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.